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                    September 6, 2023

       Eliot Lurier
       Interim Chief Financial Officer
       MUSTANG BIO, INC.
       377 Plantation Street
       Worcester, MA 01605

                                                        Re: MUSTANG BIO, INC.
                                                            Form 10-K for the
Year-Ended December 31, 2023
                                                            File No. 001-38191

       Dear Eliot Lurier:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Life Sciences